July 31, 2019

Dennis Vadura
Chief Executive Officer
Badu Holdings, Inc.
2640 Main Avenue
Irvine, California 92614

       Re: Badu Holdings, Inc.
           Registration Statement on Form S-1
           Filed July 24, 2019
           File No. 333-232788

Dear Mr. Vadura:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2019 letter.

Form S-1

Certain Relationships and Related Party Transactions, page 40

1. Please provide the information required by Item 404 of Regulation S-K for the unsecured convertible debenture purchase agreement with your affiliated stockholder for a principal amount of $20,000 with a due date of June 30, 2019. In this regard, we note your disclosure in Note 4 to the financial statements that, "[a]s of the date of these financials the above notes have not been paid." Alternatively, tell us why you do not believe the information is material.
 Dennis Vadura
FirstName LastNameDennis Vadura
Badu Holdings, Inc.
Comapany NameBadu Holdings, Inc.
July 31, 2019
July 31, 2019 Page 2
Page 2
FirstName LastName
Description of Securities
Our Bylaws, page 41

2. We note your response to prior comment 5 and your revised disclosure with respect to the
         Securities Act. It appears that your forum provision applies to Securities Act claims. To the extent it does, please further revise your prospectus to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision will not apply to actions arising under the Securities Act, please ensure that the exclusive forum provision in the bylaws state this clearly.
Condensed Consolidated Balance Sheets for the period ended March 31, 2019, page
72

3. We note that you hold one note payable with an affiliated stockholder and one with a non-
         affiliated stockholder, and label both as due to related parties in your interim financial statements. You also present the related accrued interest in a separate line item that is not labeled as due to related parties. Further, in the June 30, 2018 balance sheet you include the note with a non-affiliated stockholder in a line item that is not labeled as due to related parties. Please tell us how you determined whether each of these notes are with related parties as defined in ASC 850-10-20, and revise to appropriately classify them in each of your balance sheets. Refer to Rule 4-08(k) and 5-02(3)(a) of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Brittany Ebbertt, Staff Accountant, at 202-551-3572 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Attorney-
Adviser, at 202-551-3334 or Folake Ayoola, Special Counsel, at 202-551-3673 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Information Technologies
                                                                 and Services
cc:      Louis A. Brilleman